SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)1

(Amendment No. 1)

Choice One Communications Inc.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

17038P104
(CUSIP Number)

Kenneth F. Clifford
Metalmark Capital LLC
1177 Avenue of the Americas, 40th Floor
New York, NY 10036
Tel: (212) 823-1900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18 , 2004
(Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box . ☐

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

    1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17038P104	13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Metalmark Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0- See Item 6
	8	SHARED VOTING POWER -0- See Item 6
	9	SOLE DISPOSITIVE POWER -0- See Item 6
	10	SHARED DISPOSITIVE POWER -0- See Item 6
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- See Item 6
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% – See Item 5
14	TYPE OF REPORTING PERSON* OO

[*SEE INSTRUCTIONS BEFORE FILLING OUT!]

AMENDMENT NO. 1 TO SCHEDULE 13D

      This Amendment No. 1 amends the Report on Schedule 13D, originally filed on August 3, 2004 (the “Schedule 13D”). Unless indicated otherwise, all items left blank remain unchanged and any items that are reported are deemed to amend and supplement the existing items in the Schedule 13D. Capitalized terms used without definition in this Amendment No. 1 have the respective meanings ascribed to them in the Schedule 13D.

      Item 1. Security and Issuer.

      Item 2. Identity and Background.

      Item 2 of the Schedule 13D is hereby replaced in its entirety with the following:

      (a) This Schedule 13D is being filed on behalf of Metalmark Capital LLC, a Delaware limited liability company (“Metalmark”).

      (b) The address of the principal business and the principal office of the Reporting Person is 1177 Avenue of the Americas, 40th Floor, New York, NY 10036. The name, business address and present principal occupation or employment of each member and officer of Metalmark is set forth on Schedule A.

      (c) Not applicable.

      (d) Neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the other persons listed on Schedule A attached hereto has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

      (e) During the past five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the other persons listed on Schedule A attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Metalmark is a Delaware limited liability company. See also Schedule A.

      Item 3. Source and Amount of Funds or Other Consideration.

      Item 4. Purpose of Transaction.

      Item 5. Interest in Securities of the Issuer.

      (a), (b), (c) and (d) The rights of the Company’s existing preferred and common stockholders and the existing holders of options and warrants to purchase Common Stock were cancelled and extinguished under the Joint Plan of Reorganization of the Company and each of its direct and indirect subsidiaries under Chapter 11 of Title 11 of the United States Code, dated October 5, 2004 (the “Plan of Reorganization”). The Plan of Reorganization was confirmed by order issued by the United States Bankruptcy Court for the Southern District of New York on November 9, 2004 (the “Confirmation Order”), and became effective on November 18, 2004 (the “Effective Date”). On the Effective Date, (i) the Common Stock, the existing preferred stock and the existing options and warrants to purchase Common Stock and all rights of the holders relating thereto were cancelled and extinguished and (ii) the Company filed a Form 15 with the Commission requesting withdrawal of the Common Stock from registration under Section 12(g) of the Securities Exchange Act of 1934 pursuant to Rule 12g-4(a)(l)(i). As a result of the Plan of Reorganization being confirmed by the Confirmation Order and becoming effective, as of the Effective Date, (a) MSCP III, LP and MSCP III 892 ceased to be the beneficial owner of any shares of Common Stock and (b) MSDW IV, LP and MSDW IV 892 ceased to be the beneficial owner of any shares of Common Stock, Warrants, 2002 Warrants and New 2002 Warrants, in each case, previously reported in the Schedule 13D. Accordingly, Metalmark ceased to be the beneficial owner of such securities as of the Effective Date. None of Metalmark, MSCP III, LP, MSCP III 892, MSDW IV, LP and MSDW IV 892 were entitled to receive any distribution pursuant to the Plan of Reorganization on account of the shares of Common Stock, Warrants, 2002 Warrants and New 2002 Warrants, as applicable, held by any of MSCP III, LP, MSCP III 892, MSDW IV, LP and MSDW IV 892.

      (e) See response to Item 5(a), (b), (c) and (d) above.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The subadvisory relationship previously reported in the Schedule 13D commenced on September 30, 2004.

     Item 7. Material to be Filed as Exhibits.

SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005

METALMARK CAPITAL LLC

By:	/s/ Kenneth F. Clifford

	Name:	Kenneth F. Clifford
	Title:	Chief Financial Officer

SCHEDULE A

OFFICERS AND MANAGING MEMBER
OF
METALMARK CAPITAL LLC

      The names of the members and the names and titles of the officers of Metalmark Capital LLC (“Metalmark”) are set forth below. The business address of each of the persons listed below is 1177 Avenue of the Americas, 40th Floor, New York, NY 10036. Unless otherwise indicated, each title set forth opposite an individual’s name refers to his title at Metalmark and each individual is a United States citizen.

Name, Business Address	Title

Howard I. Hoffen	Managing Member
Chairman, Chief Executive Officer and Managing Director

Michael C. Hoffman	Managing Director

Jeffrey M. Siegal	Managing Director

John J. Moon	Managing Director

Leigh J. Abramson	Managing Director

Eric T. Fry	Managing Director

Kenneth F. Clifford	Chief Financial Officer and Managing Director